SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.     )*

PepsiAmericas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

71343P200

(CUSIP Number)

Michael J. Reinarts

Vice President

Dakota Holdings, LLC

Suite 3900

60 South Sixth Street

Minneapolis, MN 55402

612 661-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71343P200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dakota Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,027,557*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,027,557*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,027,557*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) OO

* Includes a warrant to purchase 311,470 shares.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pohlad Companies

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 102

	8.	Shared Voting Power 12,027,557*

	9.	Sole Dispositive Power 102

	10.	Shared Dispositive Power 12,027,557*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,027,659*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) CO

* Includes a warrant to purchase 311,470 shares.

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Preliminary Statement

Dakota Holdings, LLC, a Minnesota limited liability company (the “LLC”), and Pohlad Companies, a Minnesota corporation (“Pohlad”) (the “Reporting Persons”), hereby file this statement on Schedule 13D with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

This Schedule 13D is filed solely to reflect the conversion of Dakota Holdings, LLC, a Delaware limited liability company (“Dakota Delaware”) into a Minnesota company, which was accomplished by the merger of Dakota Delaware with and into the LLC pursuant to the Agreement and Plan of Merger by and between Dakota Delaware and the LLC dated June 27, 2003 (the “Merger”).  The LLC is a newly formed limited liability company and has the same beneficial owners as Dakota Delaware.  The LLC has no other assets and was formed for the purpose of changing the state of organization of Dakota Delaware from Delaware to Minnesota.  Pursuant to the Merger, the Shares held by Dakota Delaware were transferred to the LLC.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share, and associated preferred share purchase rights, of PepsiAmericas, which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.  The Company’s address is Suite 4000, 60 South Sixth Street, Minneapolis, MN 55402.

Item 2.	Identity and Background.

(a), (b) and (c)       This statement is filed on behalf of the LLC and Pohlad.  The LLC’s members are Pohlad, Beverage Investment, LLC, a Minnesota limited liability company, a company under common control with Pohlad (“Beverage Investment”), and Midwest Beverage Holdings, LLC, a Minnesota limited liability company, which is also a company under common control with Pohlad (“Midwest”).  Robert C. Pohlad, Chairman and Chief Executive Officer of PepsiAmericas, is the President of Pohlad and the owner of one-third of the stock of Pohlad.

The LLC and Pohlad are principally engaged as investment holding companies. The LLC’s principal business address is Suite 3900, 60 South Sixth Street,  Minneapolis, Minnesota 55402.  Pohlad’s principal business address is Suite 3900, 60 South Sixth Street, Minneapolis, Minnesota 55402.

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of Pohlad are set forth on Appendix I attached hereto and incorporated herein by reference.

(d) During the last five years, none of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)           During the last five years, none of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person set forth in Appendix I is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

The LLC obtained the Shares reported herein pursuant to the merger of Dakota Delaware with and into the LLC pursuant to the Agreement and Plan of Merger by and between the LLC and Dakota Delaware dated June 27, 2003 (the “Merger”).  Pursuant to the Merger, all assets of Dakota Delaware, including the shares reported herein, became the assets of the LLC.

Item 4.	Purpose of Transaction
Neither the LLC nor Pohlad have any plans or proposals that relate to or would result in the actions listed under Items 4(a)-(j) of Schedule 13D.
Item 5.	Interest in Securities of the Issuer

(a)           The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference.  By virtue of its interest in the LLC, Pohlad may be deemed to beneficially own the shares held by the LLC.  Such shares are included in the beneficial ownership total of Pohlad presented above.

(b)           The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference.  By virtue of its interest in the LLC, Pohlad may be deemed to beneficially own the shares held by the LLC.  Such shares are included in the beneficial ownership total of Pohlad presented above.

(c) See Item 3.
(d) None.
(e) None.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Shareholder Agreement

The following summary description of the shareholder agreement among PepsiAmericas (formerly Whitman Corporation, a Delaware corporation), Pohlad, the LLC (formerly, Dakota Holdings, LLC, a Delaware limited liability company) and Robert C. Pohlad is qualified in its entirety by reference to the Shareholder Agreement (the “Shareholder Agreement”), a copy of which is attached as Exhibit A hereto and incorporated herein by reference. The following summary of certain terms of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement.

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The Shareholder Agreement generally limits Robert C. Pohlad, his affiliates and his family to a maximum ownership percentage equal to their aggregate percentage of the voting power of PepsiAmericas as of November 30, 2000 plus increases pursuant to certain approved transactions and generally limits Robert C. Pohlad, his affiliates and his family, together with PepsiCo and its affiliates, to a combined maximum ownership percentage of 49.9% of the voting power of PepsiAmericas.  However, so long as the maximum ownership percentage or combined maximum ownership percentage is exceeded due to an acquisition of PepsiAmericas securities which is permitted by the Shareholder Agreement, the applicable maximum ownership percentage(s) is increased to the extent necessary to allow such acquisition.  Acquisitions by Robert C. Pohlad, his affiliates, his family and the LLC permitted under the Shareholder Agreement include:

(1) Any transaction that would not result in the maximum ownership percentage or combined maximum ownership percentage being exceeded.

(2)           A transaction (including the grant of any options to purchase PepsiAmericas common stock granted to Robert C. Pohlad, any of his affiliates or any member of his family) approved by the affiliated transaction committee of the PepsiAmericas board (or if such committee is not in existence, by a committee of the PepsiAmericas board composed entirely of independent directors).

For purposes of the Shareholder Agreement, independent directors are directors unaffiliated with Robert C. Pohlad, his affiliates and his family, or with PepsiCo and its affiliates, and who are not officers, employees, consultants or advisors to PepsiAmericas and have not been within the past two years.

The Shareholder Agreement provides that, Robert C. Pohlad, his affiliates and his family will not take any of the following actions without the prior approval of the affiliated transaction committee:

(1)           Acquire, propose to acquire, disclose an intention to acquire, or offer or agree to acquire beneficial ownership of any voting security of PepsiAmericas which would cause the maximum ownership percentage or combined maximum ownership percentage to be exceeded, other than pursuant to an acquisition permitted by the Shareholder Agreement.

(2)           Form, join or in any way participate in a group which would be required to file a statement on Schedule 13D as a “person” under Section 13(d)(3) of the Exchange Act with respect to any voting securities of PepsiAmericas or its subsidiaries if such group’s ownership of PepsiAmericas voting securities would exceed the maximum ownership percentage.

(3)           Initiate a merger, acquisition or other business combination transaction relating to PepsiAmericas, other than a combination of a party unaffiliated with Robert C. Pohlad, his affiliates and his family with PepsiAmericas which would not be a permitted acquisition under the Shareholder Agreement.

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In addition, if at any time Pohlad, the LLC or Robert C. Pohlad becomes aware that the ownership of Robert C. Pohlad, his affiliates and his family exceeds the maximum ownership percentage, except as specifically permitted under the Shareholder Agreement, Robert C. Pohlad, his affiliates and his family will promptly take all action necessary to reduce the amount of voting securities of PepsiAmericas beneficially owned by them so that they are below the maximum ownership percentage.

If at any time Pohlad, the LLC or Robert C. Pohlad becomes aware that the combined maximum ownership percentage has been exceeded as a result of a reduction in the number of voting securities outstanding, Robert C. Pohlad, his affiliates and his family will take specified actions to reduce their ownership, though in taking such actions the reduction need only be pro rata based on the relative ownership of Robert C. Pohlad, his affiliates and his family, on the one hand, and PepsiCo and its affiliates, on the other hand.

If at any time Pohlad, the LLC or Robert C. Pohlad becomes aware that the combined maximum ownership percentage has been exceeded (other than as a result of a reduction in the number of voting securities outstanding), Robert C. Pohlad, his affiliates and his family will promptly take actions to reduce the amount of voting securities of PepsiAmericas beneficially owned by them so that the combined maximum ownership percentage is not exceeded, though, if the reason that the combined maximum ownership percentage has been exceeded is due to an acquisition of voting securities by PepsiCo or its affiliates, Robert C. Pohlad, his affiliates and his family will not be required to reduce their ownership percentage.

While the Shareholder Agreement is in effect, none of Robert C. Pohlad, any of his affiliates or any member of his family will, directly or indirectly, enter into any agreement or commitment with PepsiCo or its affiliates with respect to the holding, voting, acquisition or disposition of voting securities of PepsiAmericas.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Shareholder Agreement between PepsiAmericas, Inc., Pohlad Companies, Dakota Holdings, LLC and Robert C. Pohlad, dated November 30, 2000.
Exhibit B Agreement to File Joint Statement on Schedule 13D, dated June 27, 2003.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dakota Holdings, LLC

By: Pohlad Companies

Dated: June 27, 2003		By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Pohlad Companies

Dated: June 27, 2003	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

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Exhibit A

SHAREHOLDER AGREEMENT

BY AND BETWEEN

WHITMAN CORPORATION,
A DELAWARE CORPORATION,

POHLAD COMPANIES,
A MINNESOTA CORPORATION

DAKOTA HOLDINGS, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

AND

ROBERT POHLAD

DATED AS OF NOVEMBER 30, 2000

i

ii

SHAREHOLDER AGREEMENT, dated as of November 30, 2000 (this “Agreement”), by and between Whitman Corporation, a Delaware corporation (the “Company”), Pohlad Companies, a Minnesota corporation, Dakota Holdings, LLC, a Delaware limited liability company (“Dakota Holdings”) and Robert Pohlad.

W I T N E S S E T H:

WHEREAS, the Company, Anchor Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and PepsiAmericas, Inc., a Delaware corporation (“PAS”), have entered into an Agreement and Plan of Merger, dated as of August 18, 2000 (the“Merger Agreement”), pursuant to which, among other things, PAS will be merged with and into Merger Sub, with Merger Sub as the surviving corporation, and in connection therewith, certain outstanding shares of common stock of PAS will beconverted into shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company (the “Merger”);

WHEREAS, the execution of this Agreement upon the consummation of the Merger (the “Closing”) is a covenant of the Company and PAS in the Merger Agreement and a condition to the Company’s obligations to close the transactions contemplated by the Merger Agreement;

WHEREAS, Dakota Holdings is a shareholder of PAS and will be receiving common stock in the Merger;

WHEREAS, Pohlad Companies is the managing member of PAS; and

WHEREAS, in light of the transactions contemplated by the Merger Agreement, the Company and the Shareholders (as defined herein) desire to set forth in this Agreement certain terms and conditions concerning the acquisition and disposition of Voting Securities (as defined herein) of the Company by the Shareholder Group (as defined herein), and related provisions concerning theShareholder Group’s relationship with and investment in the Company immediately following the Closing.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Certain Definitions. In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following termsshall have the meanings ascribed to them below:

“Affiliate” shall mean, with respect to any person, any other person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such person. For the purposes of this definition, “control,” when used with respect to any particular person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliated Transaction Committee” shall mean the Affiliated Transaction Committee of the Board.

“Agreement” shall have the meaning assigned to such term in the preamble.

“Beneficial Owner” (and, with correlative meanings, “Beneficially Own” and “Beneficial Ownership”) of any interest means a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Exchange Act, or who, together with his or its Affiliates, has the right to become such a beneficial owner of such interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise, conversion or exchange of any warrant, right or other instrument, or otherwise; provided that a Person shall not be deemed the Beneficial Owner of Voting Securities solely as a result of having been granted a revocable proxy relating to such Voting Securities in connection with any one special or annual meeting of shareholders of the Company (including any postponements or adjournments thereof), nor shall the procurement of such a proxy be deemed to give the proxy holder “control” over any Person as to which such proxy holder does not otherwise have control; and provided, further, that this definition shall be subject to the last sentence of Section 3.7.

“Board” shall mean the Board of Directors of the Company in office at the applicable time, as elected in accordance with the By-Laws.

“Buy-Back Excess” shall have the meaning set forth in Section 3.2 of this Agreement.

“Buy-Back Offer” shall have the meaning set forth in Section 3.2 of this Agreement.

“By-Laws” shall mean the by-laws of the Company, as in effect immediately following consummation of the Merger (including amendments pursuant to the Merger Agreement), as they may be amended from time to time.

“Charter” shall mean the Certificate of Incorporation of the Company, as in effect immediately following consummation of the Merger, as it may be amended from time to time.

“Closing” shall have the meaning assigned in the second recital of this Agreement.

“Combined Maximum Ownership Percentage” shall mean, calculated at a particular point in time, a Total Ownership Percentage of 49.9%; provided that in the event of a Permitted Acquisition (other than a Contingent Payment Acquisition) which results in the

Significant Shareholders’ Total Ownership Percentage exceeding 49.9%, so long as the Significant Shareholders’ Total Ownership Percentage exceeds 49.9% due to such Permitted Acquisition, the Combined Maximum Ownership Percentage shall become the Significant Shareholders’ Total Ownership Percentage giving effect to such Permitted Acquisition.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall have the meaning assigned in the first recital of this Agreement.

“Company” shall have the meaning assigned in the preamble.

“Contingent Payment Acquisition” shall mean any acquisition of Voting Securities pursuant to any Contingent Payment (as defined in the Merger Agreement).

“Dakota Holdings Agreement” shall have the meaning set forth in Section 3.7 of this Agreement.

“Director” shall mean any member of the Board of Directors of the Company in office at the applicable time, as elected in accordance with the provisions of the By-Laws.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Family” shall mean, with respect to any natural person, (i) any child, stepchild, parent, stepparent, spouse or sibling, and (ii) any grandchild, grandparent, uncle, aunt, first cousin, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law who Beneficially Owns greater than 1% of the Voting Power or who has entered into an agreement or commitment with said natural person with respect to the Voting Securities, and shall in each case include adoptive relationships.

“Independent Director” shall mean any person who is both (i) independent of and otherwise unaffiliated with any member of the Shareholder Group or the PepsiCo Group, and who is not a director, officer, employee, consultant or advisor (financial, legal or other) of any member of the Shareholder Group or the PepsiCo Group and has not served in any such capacity in the previous two (2) years and (ii) not an officer or employee, consultant oradvisor (financial, legal or other) of the Company and has not served in any such capacity in the previous two (2) years.

“Maximum Ownership Percentage” shall mean, calculated at a particular point in time, a Total Ownership Percentage equal to the “Shareholder Group’s Closing Ownership Percentage,” which shall mean the Shareholder Group’s Total Ownership Percentage calculated as of Closing (giving full effect to the conversion in the Merger of PAS common stock into Company common stock) on a fully diluted basis (i) including purchases to be made in connection with the Merger (including the right of Dakota Holdings to purchase Subscription Shares (as defined in the Merger Agreement) pursuant to Section 4.7 of the Merger Agreement (the “Subscription Rights”) and the right of Pohlad Companies or an affiliate thereof to acquire common stock with a value of $25 million from the PepsiCo Group (the “Pepsi Rights”)) and

(ii) assuming conversion of all options (other than the Subscription Rights and the Pepsi Rights included in (i) above, but, including, without limitation, options to acquire shares of PAS stock Beneficially Owned by members of the Shareholder Group); provided that in the event of a Permitted Acquisition (including any Contingent Payment Acquisition) which results in the Shareholder Group’s Total Ownership Percentage exceeding the Shareholder Group’s Closing Ownership Percentage, so long as the Shareholder Group’s Total Ownership Percentage exceeds Shareholder Group’s Closing Ownership Percentage due to such Permitted Acquisition, the Maximum Ownership Percentage shall become the Shareholder Group’s Total Ownership Percentage giving effect to such Permitted Acquisition.

“Merger” shall have the meaning set forth in the first recital of this Agreement.

“Merger Agreement” shall have the meaning set forth in the first recital of this Agreement.

“NYSE” shall mean the New York Stock Exchange, Inc.

“PepsiCo” shall mean PepsiCo, Inc., a North Carolina corporation.

“PepsiCo Affiliate” shall mean any Affiliate of PepsiCo (other than the Company or its subsidiaries).

“PepsiCo Group” shall mean PepsiCo, any PepsiCo Affiliate, any Permitted Significant Transferee (as defined in the PepsiCo Shareholder Agreement) and any Person with whom PepsiCo, any PepsiCo Affiliate or any Permitted Significant Transferee is part of a 13D Group, but shall exclude any member of the Pohlad Group.

“PepsiCo Shareholder Agreement” shall mean the Amended and Restated Shareholder Agreement, dated as of November 30, 2000, by and between the Company and PepsiCo.

“Permitted Acquisition” shall mean the acquisition of Voting Securities pursuant to (1) a transaction or series of transactions that would not result, individually or in the aggregate, in any member of the Shareholder Group, singly or as part of a partnership, limited partnership, syndicate or other 13D Group, directly or indirectly, acquiring, proposing to acquire, or publicly announcing or otherwise disclosing an intention to propose to acquire, or offering or agreeing to acquire, by purchase or otherwise, Beneficial Ownership of any Security so as to cause either (x) the Shareholder Group’s Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) the Significant Shareholders’ Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage, (2) the acquisition of Voting Securities pursuant to any Contingent Payment Acquisition or pursuant to any transaction contemplated by the Merger Agreement, (3) the acquisition of Voting Securities pursuant to the right of Dakota Holdings to acquire common stock with a value of $25 million from the PepsiCo Group, in connection with the Merger; (4) a transaction (including the grant of any options to purchase common stock granted to any member of the Shareholder Group) approved by the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors), or (5) any acquisition of Voting Securities by the PepsiCo Group permitted under the PepsiCo Shareholder Agreement.

“Person” shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency of a government.

“Repurchase” shall have the meaning set forth in Section 3.2 of this Agreement.

“Rights Agreement” shall mean the Shareholder Rights Agreement, dated as of May 20, 1999, as amended.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholders” shall mean, collectively Pohlad Companies, Dakota Holdings and Robert Pohlad, provided that Pohlad Companies shall only be deemed a Shareholder under this Agreement so long as Pohlad Companies is a member ofthe Shareholder Group.

“Shareholder Group” shall mean Robert Pohlad, any Affiliate of Robert Pohlad (other than the Company or its subsidiaries), any member of Robert Pohlad’s Family, and any Person with whom Robert Pohlad, any Affiliate of Robert Pohlad or any member of Robert Pohlad’s Family is part of a 13D Group.

“Significant Shareholders” shall mean, collectively, the Shareholder Group and the PepsiCo Group.

“13D Group” shall mean any group of Persons acquiring, holding, voting or disposing of any Voting Security which would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the Commission as a “person” within the meaning of Section 13(d)(3) of the Exchange Act; provided that a Person shall not be deemed to be part of a 13D Group with another Person solely as a result of having been granted a revocable proxy relating to such Person’s Voting Securities in connection with any one special or annual meeting of shareholders of the Company (including any postponements or adjournments thereof); provided, further, that the members of the Shareholder Group shall not be deemed to be part of a 13DGroup with any member of the PepsiCo Group solely due to ownership of interests in Dakota Holdings so long as all members of the Shareholder Group are in compliance with the proviso in the first sentence of Section 3.7.

“Total Ownership Percentage” shall mean, calculated at a particular point in time, the Voting Power represented by the Voting Securities Beneficially Owned by the Person (or Persons) whose Total Ownership Percentage is being determined.

“Total Voting Power” shall mean, calculated at a particular point in time, the aggregate Votes represented by all then outstanding Voting Securities.

“Trading Day”, with respect to a Voting Security, shall mean a day on which the principal national securities exchange on which such Voting Security is listed or admitted to trading is open for the transaction of business or, if such security is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated to close.

“Transfer” shall mean any sale, transfer, pledge, encumbrance or other disposition to any Person, and to “Transfer” shall mean to sell, transfer, pledge, encumber or otherwise dispose of to any Person.

“Votes” shall mean votes entitled to be cast generally in the election of Directors, assuming the conversion of any securities then convertible into common stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors.

“Voting Power” shall mean, calculated at a particular point in time, the ratio, expressed as a percentage, of (a) the Votes represented by the Voting Securities with respect to which the Voting Power is being determined to (b) Total Voting Power.

“Voting Securities” shall mean the common stock and shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors and any securities then convertible into common stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1. Representations and Warranties of the Company. The Company represents and warrants to the Shareholders as of the date hereof as follows:

(a)           The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b)           This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

(c)           This Agreement has been duly executed and delivered by the Company and assuming due authorization and valid execution and delivery by each of the Shareholders, this Agreement is a valid and binding obligation of the Company, enforceable against it in accordance with its terms.

Section 2.2. Representations and Warranties of the Shareholders. Each of the Shareholders and Dakota Holdings represents and warrants to the Company as of the date hereof as follows:

(a)           Each of Pohlad Companies and Dakota Holdings has been duly organized and is validly existing and in good standing under the laws of its state of organization and has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b)           This Agreement has been duly and validly authorized by each of Pohlad Companies and Dakota Holdings and all necessary and appropriate action has been taken by each of Pohlad Companies and Dakota Holdings to execute and deliver this Agreement and to perform its obligations hereunder.

(c)           This Agreement has been duly executed and delivered by each of Pohlad Companies, Dakota Holdings and Robert Pohlad and assuming due authorization and valid execution and delivery by the Company, this Agreement is a valid and binding obligation of each of Pohlad Companies, Dakota Holdings and Robert Pohlad, enforceable against each of Pohlad Companies, Dakota Holdings and Robert Pohlad in accordance with its terms.

ARTICLE III

SHAREHOLDER AND COMPANY CONDUCT

Section 3.1. Acquisition of Voting Securities. Subject to the provisions of this Agreement, during the term of this Agreement, the Shareholders agree with the Company that, without the prior approval of the Affiliated Transaction Committee, the Shareholders will not, and will cause each member of the Shareholder Group not to, take any of the following actions:

(a)           singly or as part of a partnership, limited partnership, syndicate or other 13D Group, directly or indirectly, acquire, propose to acquire, or publicly announce or otherwise disclose an intention to propose to acquire, or offer or agree to acquire, by purchase or otherwise, Beneficial Ownership of any Voting Security so as to cause either (x) the Shareholder Group’s Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) to the best of the Shareholder’s knowledge, the Significant Shareholders’ Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage, other than pursuant to a Permitted Acquisition;

(b)           form, join or in any way participate in a 13D Group with respect to any Voting Securities of the Company or any securities of its subsidiaries if such 13D Group’s Total Ownership Percentage would exceed the Maximum Ownership Percentage;

(c)           initiate (including by means of publicly proposing or announcing or otherwise disclosing an intention to propose, solicit, offer, seek to effect or negotiate) a merger, acquisition or other business combination transaction relating to the Company (other than a merger, acquisition or business combination of a third party (not a member of the Shareholder Group) with the Company) which would not be, if consummated, a Permitted Acquisition.

The Shareholder Group shall not be prohibited by the terms of this Agreement from taking any action or exercising any right which is not inconsistent with the terms of this Agreement, including soliciting or obtaining the revocable proxy of any other shareholder of the Company with respect to the election of directors or any other matter, seeking the election of new directors, calling special meetings of shareholders of the Company, making shareholder proposals, engaging in discussions with the Board or the management of the Company or otherwise voting its Voting Securities in any manner in which any member of the Shareholder Group shall determine in its sole discretion. In addition, this section shall not be deemed to restrict Directors affiliated with the Shareholders from participating as officers or Board members in the direction of the Company.

Section 3.2. Required Reduction of Ownership Percentage. (a) If at any time the Shareholders become aware that the Shareholder Group’s TotalOwnership Percentage exceeds the Maximum Ownership Percentage, other than as permitted pursuant to the terms of this Agreement, then the Shareholders shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (i) the record date for the next annual or special meeting of shareholders of the Company, (ii) the record date for the taking of any action of shareholders of the Company by written consent or (iii) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group such that the Shareholder Group’s Total Ownership Percentage is not greater than the Maximum Ownership Percentage.

(b)           If at any time the Shareholder becomes aware that the Significant Shareholders’ Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage as a result of a reduction in the number of Voting Securities outstanding (including, without limitation, as a result of a purchase of common stock by the Company) (such excess, the “Buy-Back Excess”), then the Shareholder shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (x) the record date for the next annual or special meeting of shareholders of the Company, (y) the record date for the taking of any action of shareholders of the Company by written consent or (z) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group by the amount of such Buy-Back Excess in the following manner and order:

(i)            First, for purposes of clauses (ii) and (iii) below, the Buy Back Excess shall be reduced by the amount, if any, of Voting Securities received by the PepsiCo Group as an Aggregate Contingent Payment (as defined in the Merger Agreement), to the extent such Aggregate Contingent Payment has not been previously used to reduce the Buy-Back Excess pursuant to this Section.

(ii)           Second, by Transferring to a Person other than the Significant Shareholders the pro rata amount (based on the relative amounts of Voting Securities purchased by each of the Shareholder Group and the PepsiCo Group since August 18, 2000) of Voting Securities, if any, purchased by the Shareholder Group since August 18, 2000;

(iii)          Third, by Transferring to a Person other than the Significant Shareholders the pro rata amount of any remaining Buy-Back Excess (based on the relative Total Ownership Percentages, after giving effect to (i) and (ii) above, of the Shareholder Group and the PepsiCo Group immediately prior to the time when the Combined Maximum Ownership Percentage was exceeded).

(iv)          Fourth, notwithstanding the foregoing, the maximum number of Voting Securities that the Shareholder Group shall be required to Transfer pursuant to (ii) and (iii) above shall not exceed the amount that would be required to be Transferred if the PepsiCo Group made its corresponding pro rata Transfers consistent with (ii) and (iii) above.

(c)           If at any time the Shareholders become aware that the Significant Shareholders’ Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage, other than as a result of a reduction in the total number of Voting Securities (which situation shall be governed by paragraph (b) above) or as permitted pursuant to the terms of this Agreement, then the Shareholders shall, or shall cause the Shareholder Group to, consistent with the provisions of this Agreement, promptly (in any event, prior to the earliest to occur of (i) the record date for the next annual or special meeting of shareholders of the Company, (ii) the record date for the taking of any action of shareholders of the Company by written consent or (iii) the purchase of any additional Voting Securities by any member of the Shareholder Group) take all action necessary to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group such that the Significant Shareholders’ Total Ownership Percentage is not greater than the Combined Maximum Ownership Percentage; provided that if the Shareholder becomes aware that the Significant Shareholders’ Total Ownership Percentage exceeds the Combined Maximum Ownership Percentage due to an acquisition by a member of the PepsiCo Group of Voting Securities or the addition to the PepsiCo Group of a new Affiliate that Beneficially Owns Voting Securities, the Shareholder shall promptly inform the Company of such fact but shall not be required to reduce the amount of Voting Securities Beneficially Owned by the Shareholder Group due to such event so long as the Shareholder Group is in compliance with the other provisions of this Agreement.

(d)           During the term of this Agreement, if the Company purchases shares of common stock from the public, whether by tender offer, open market purchase or otherwise (a “Repurchase”), the Company shall contemporaneously with the Repurchase offer to purchase from the Shareholder Group, on the same terms and conditions, including price, as in the Repurchase, a percentage of those shares of common stock Beneficially Owned by the Shareholder Group equal to the percentage of shares of common stock to be Repurchased from the Beneficial Owners of shares of common stock other than the Shareholder Group (the “Buy-Back Offer”). The Company shall provide notice to the Shareholders of its intention to engage in a Repurchase and of the mechanism by which the Repurchase shall occur not less than thirty (30) days in advance of the date on which the Repurchase is to be consummated, and the Shareholders shall provide notice to the Company within ten (10) days of receipt of such notice of whether the Shareholder Group intends to accept the Buy- Back Offer.

Section 3.3. Top-Up Rights. During the term of this Agreement, if the Shareholder Group’s Total Ownership Percentage is below the Maximum Ownership Percentage and the Significant Shareholders’ Total Ownership Percentage is below the Combined Maximum Ownership Percentage, the Shareholder Group may at its option purchase Voting Securities from time to time in the open market or otherwise in an amount not in excess of the amount that would cause either (x) the Shareholder Group’s Total Ownership Percentage to exceed the Maximum Ownership Percentage or (y) the Significant Shareholders’ Total Ownership Percentage to exceed the Combined Maximum Ownership Percentage.

Section 3.4. Charter and By-Laws. During the term of this Agreement the Company shall not, and the Shareholder Group shall not, and shall not facilitateany effort to, amend, alter or repeal, or propose the amendment, alteration orrepeal of, any provision of the Charter or the By-Laws in any manner which is inconsistent with the terms of this Agreement. If at any time during the term of this Agreement the provisions of this Agreement shall conflict with the provisions of the Charter or the By-Laws, the parties shall use all reasonable efforts, consistent with their fiduciary responsibilities, to cause the provisions of the Charter and the By-Laws to be brought into conformity with the provisions of this Agreement.

Section 3.5. Rights Agreement. During the term of this Agreement, the Company hereby agrees not to (i) amend any provision of the Rights Agreement in any manner which is inconsistent with the terms of this Agreement or the Merger Agreement and which adversely affects the rights of the Shareholder Group under the terms of this Agreement or (ii) adopt any new rights agreement which is inconsistent with the terms of this Agreement or the Merger Agreement and which adversely affects the rights of the Shareholder Group under the terms of this Agreement.

Section 3.6. No Agreements. During the term of this Agreement, except as specifically contemplated in Section 3.7, no member of the Shareholder Groupshall, directly or indirectly, enter into any agreement or other understanding with any member of the PepsiCo Group with respect to the holding, voting, acquisition or disposition of Voting Securities.

Section 3.7. Dakota Holdings. Notwithstanding the provisions of Section 3.6, members of the Shareholder Group (whether existing or newly formed) and members of the PepsiCo Group may be parties to the Amended and Restated Limited Liability Company Agreement of Dakota Holdings, attached as Annex A to this Agreement (the “Dakota Holdings Agreement”), and to hold interests in Dakota Holdings pursuant to the Dakota Holdings Agreement, provided that (i) the Dakota Holdings Agreement expressly provides that (x) the members of the Shareholder Group who are parties to the Dakota Holdings Agreement have sole power with respect to the voting of that percentage of the Voting Securities owned by Dakota Holdings equal to the Class A Percentage Interest (as defined in the Dakota Holdings Agreement) (the “Class A Percentage”) of the Shareholder Group members and with respect to the voting of such Voting Securities members of the PepsiCo Group shall have no power, influence or discretion, and (y) the members of the PepsiCo Group who are parties to the Dakota Holdings Agreement ultimately have sole power with respect to the voting of their Class A Percentage of the Voting Securities owned by Dakota Holdings and with respect to the voting of such Voting Securities members of the Shareholder Group shall have no power, influence or discretion which is not subject to the ultimate power of the PepsiCo Group to direct the voting; and (ii) Dakota Holdings shall not take any action to acquire, directly or indirectly, Beneficial Ownership of any additional Voting Securities (excluding any Voting Securities acquired pursuant to transactions contemplated by the Merger Agreement (including any Contingent Payment Acquisitions) and excluding Voting Securities acquired through stockdividends on then-owned Voting Securities and excluding the acquisition of Voting Securities pursuant to the right of Pohlad Companies to acquire common stock with a value of $25 million from the PepsiCo Group, in connection with the Merger). So long as the proviso in the preceding sentence is complied with, for purposes of calculating the Shareholder Group’s Total Ownership Percentage, those Voting Securities over which a member of the PepsiCo Group has the sole powers described in clause (y) of clause (i) in the proviso in the preceding sentence shall not be considered Beneficially Owned by the Shareholder Group and a transfer of interests in Dakota Holdings from a member of the Shareholder Group to a member of the PepsiCo Group shall be permitted with the consent of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors), which consent shall not be unreasonably withheld.

Section 3.8. Special Meetings Requested by the Shareholder; Nominations. In the event that during the term of this Agreement the Shareholder Group requests a special meeting of the stockholders of the Company in accordance with the By-Laws, or the Shareholder Group nominates an alternative slate of directors to the slate proposed by the Board at any annual meeting of stockholders of the Company in accordance with the By-Laws, the Company hereby agrees that the Company shall not, without the Shareholders’ consent, from the date of receipt of such request for a special meeting or the date of receipt of such nomination, as the case may be, until the adjournment of the requested special meeting or the annual meeting, as the case may be, (i) take any action effecting a material change in its capital structure, (ii) declare or pay a dividend (other than any regular quarterly dividend), (iii) materially increase the compensation of any executive officer or (iv) take any material action not in the ordinary course of business; provided that this provision shall not restrict the ability of the Company to comply with commitments entered intoprior to the date of such request.

Section 3.9. Options. The Company shall not grant to any member of the Shareholder Group any options to purchase common stock unless such grant is approved by the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors).

ARTICLE IV

BOARD COMPOSITION; CHIEF EXECUTIVE

Section 4.1. Board Composition; Chief Executive. (a) As of the Effective Time (as defined in the Merger Agreement) of the Merger, the Board shall consist of the current directors of the Company and Robert Pohlad.

(b)           Immediately following the Effective Time, Robert Pohlad shall be elected Chief Executive Officer of the Company by the Board.

ARTICLE V

EFFECTIVENESS AND TERMINATION

Section 5.1. Effectiveness. This Agreement shall take effect immediately upon the Closing and shall remain in effect until it is terminated pursuant to Section 5.2 hereof.

Section 5.2. Termination.  This Agreement shall terminate upon written agreement of the Company (which shall require the approval of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors)) and the Shareholders at any time to terminate this Agreement, which termination shall occur at a time to be fixed in such mutual agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1. Injunctive Relief. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted bylaw, to have each provision of this Agreement specifically enforced against him or it, without the necessity of posting bond or other security against him or it, and consents to the entry of injunctive relief against him or it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

Section 6.2. Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Company andby the Shareholders and their respective successors and permitted assigns, and no such term or provision is for the benefit of, or intended to create any obligations to, any other Person.

Section 6.3. Amendments; Waiver. (a) This Agreement may be amended only by an agreement in writing executed by the parties hereto. Any approval ofan amendment of this Agreement upon the part of the Company shall require the approval of the Affiliated Transaction Committee (or, if such Committee shallnot be in existence, by a committee of the Board composed entirely of Independent Directors) at a duly convened meeting thereof.

(b)           Either party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. Any waiver of any benefit or right provided to the Company under this Agreement shall require the approval of a majority of the Board and approval of the Affiliated Transaction Committee (or, if such Committee shall not be in existence, by a committee of the Board composed entirely of Independent Directors) at a duly convened meeting thereof.

Section 6.4. Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered personally or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as follows:

If to the Shareholders:

Pohlad Companies
Suite 3800
60 South 6th Street
Minneapolis, MN 55402
Attention:  Robert C. Pohlad
Fax:  (612) 661-3825

with a copy to:

Briggs & Morgan, P.A.
2400 IDS Center
Minneapolis, MN 55402
Attention:  Brian D. Wenger
Fax:  (612) 334-8650

If to the Company:

Whitman Corporation
3501 Algonquin Road
Rolling Meadows, Illinois 60008
Attention:  General Counsel
Fax:  (847) 818-5029

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:  Seth A. Kaplan
Fax:  (212) 403-2000

or to such other address or facsimile number as either party may, from time to time, designate in a written notice given in a like manner.

Section 6.5. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware withoutgiving effect to principles of conflicts of law.

Section 6.6. Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

Section 6.7. Integration. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to its subject matter other than those expressly set forth or referred to herein.

Section 6.8. Severability. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

Section 6.9. Consent to Jurisdiction. In connection with any suit, claim, action or proceeding arising out of this Agreement, the Shareholder andthe Company each hereby consent to the in personam jurisdiction of the United States federal courts and state courts located in the State of Delaware; theShareholders and the Company each agree that service in the manner set forth in Section 6.4 hereof shall be valid and sufficient for all purposes; and the Shareholders and the Company each agree to, and irrevocably waive any objection based on forum non conveniens or venue not to, appear in any United States federal court or state court located in the State of Delaware.

Section 6.10. Counterparts. This Agreement may be executed by the parties hereto in two or more counterparts, each of which shall be deemed anoriginal, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company and the Shareholders have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

WHITMAN CORPORATION

By:	/s/ Steven R. Andrews
	Name:	Steven R. Andrews
	Title:	Senior Vice President

POHLAD COMPANIES

By:	/s/ John Bierbaum
	Name:	John Bierbaum
	Title:	Chief Financial Officer

DAKOTA HOLDINGS, LLC

By: Pohlad Companies, Member

By:	/s/ John Bierbaum
	Name:	John Bierbaum
	Title:	Chief Financial Officer

ROBERT C. POHLAD (on behalf of all members of the Shareholder Group other than Pohlad Companies and Dakota Holdings)

/s/ Robert C. Pohlad

EXHIBIT B

AGREEMENT TO FILE
JOINT STATEMENT ON SCHEDULE 13D

The undersigned hereby agree to file a joint statement on Schedule 13D on behalf of each of the undersigned pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dakota Holdings, LLC

By: Pohlad Companies

Dated: June 27, 2003		By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Pohlad Companies

Dated: June 27, 2003
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

APPENDIX I

POHLAD COMPANIES

The principal business address of each director and executive officer set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402.  The principal occupation of each director and executive officer is set forth below.

DIRECTORS

Name	Principal Occupation

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.

James O. Pohlad	Executive Vice President of Pohlad Companies

William M. Pohlad	Executive Vice President of Pohlad Companies

EXECUTIVE OFFICERS

Name	Principal Occupation

Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.

James O. Pohlad	Executive Vice President of Pohlad Companies

William M. Pohlad	Executive Vice President of Pohlad Companies

Raymond W. Zehr, Jr.	Executive Vice President and Treasurer of Pohlad Companies

Carl R. Pohlad	Vice President of Pohlad Companies

Michael J. Reinarts	Vice President and Secretary of Pohlad Companies